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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               SCHEDULE TO / A-2

           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              CONCORD CAMERA CORP.
                       (Name of Subject Company (Issuer))

                              CONCORD CAMERA CORP.
                       (Name of Filing Person (Offeror))

  Options to Purchase Common Stock, No Par Value Per Share, Having an Exercise
                       Price of More Than $7.00 Per Share
                         (Title of Class of Securities)

                                  206156 10 1
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                 Ira B. Lampert
                Chairman, President and Chief Executive Officer
                              Concord Camera Corp.
                       4000 Hollywood Blvd., Suite 650N,
                            Hollywood, Florida 33021
                                 (954) 331-4200
                (Name, address, and telephone numbers of person
              authorized to receive notices and communications on
                           behalf of filing persons)

                                    Copy to:
                            Ralph J. Sutcliffe, Esq.
                        Kronish Lieb Weiner Hellman LLP
                          1114 Avenue of the Americas
                            New York, NY, 10036-7798

                           Calculation of Filing Fee

--------------------------------------------------------------------------------
        Transaction valuation*                     Amount of Filing Fee

              $4,741,711                                 $948.34**
--------------------------------------------------------------------------------

         * Calculated solely for the purposes of determining the filing fee. This amount assumes that options to purchase 1,436,882 shares of common stock of Concord Camera Corp. having an aggregate value of $4,741,711 as of June 30, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

         ** Previously paid.

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[ ]      Check box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid:  Not Applicable

                    Form or Registration No.:  Not Applicable

                    Filing Party:  Not Applicable

                    Date Filed:  Not Applicable

[ ]      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                    [ ] third-party tender offer subject to Rule 14d-1.

                    [X] issuer tender offer subject to Rule 13e-4.

                    [ ] going-private transaction subject to Rule 13e-3.

                    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer :[ ]


                             Introductory Statement

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on July 23, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on August 28, 2001 (the "Offer to Exchange"), relating to our offer to exchange certain options to purchase shares of our common stock, no par value per share, having an exercise price of more than $7.00 per share for new options to purchase 75% of the shares subject to the outstanding options at an exercise price of $5.97 per share (the closing price of the common stock reported on the Nasdaq National Market on the date the Board of Directors approved the Exchange Offer), upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal. This Amendment No. 2 extends the offer period such that the offer shall expire at 5:00 p.m., Eastern Daylight Savings Time, on October 16, 2001.

Item 12. Exhibits

         A. The Offer to Exchange, attached to the Schedule TO as Exhibit (a)(1) thereto, is hereby amended to extend the offer period such that the offer shall expire at 5:00 p.m., Eastern Daylight Savings Time, on October 16, 2001.

         B. The Form of Letter of Transmittal, attached to the Schedule TO as Exhibit (a)(2) thereto, is hereby amended to extend the offer period such that the offer shall expire at 5:00 p.m., Eastern Daylight Savings Time, on October 16, 2001.

         C. Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit (a)(8), which is attached hereto, as follows:

                  (a)(8) Form of Announcement to Eligible Option Holders of Extension of the offer.

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/A-2 is true, complete and correct.


Date: October 3, 2001

                                             CONCORD CAMERA CORP.


                                             By: /s/ Harlan I. Press
                                                --------------------------------
                                                Harlan I. Press
                                                Vice President and Treasurer